NEWMARKET GOLD REPORTS STRONG FIRST QUARTER 2016 FINANCIAL RESULTS;
ESSENTIALLY DEBT-FREE; FOSTERVILLE DELIVERS RECORD PRODUCTION AND LOW AISC OF US$723

Vancouver, B.C. – April 29, 2016 – Newmarket Gold Inc. (“Newmarket” or the “Company”)(TSX: NMI) (OTCQX: NMKTF) is pleased to announce financial results for the three months ended March 31, 2016. All figures are in United States (“U.S.”) dollars, unless otherwise stated. Full Financial Statements and Management Discussion & Analysis documents can be found at www.sedar.com and the Company’s website, www.newmarketgoldinc.com.

First Quarter 2016 Highlights

•	Strong Financial Position: Cash position to $52.1 million as at the end of Q1, 2016, a $15.6 million increase from year-end. Working capital of $38.6 million at quarter-end and only $1.6 million in long- term debt following full conversion and redemption of convertible debentures.
•	Solid First Quarter Gold Production: Consolidated gold production of 58,057 ounces increased 9.2% over Q4, 2015 and a decline of 2.7% over Q1, 2015.
•	Record Quarterly Performance at flagship Fosterville Mine: Fosterville achieved record quarterly production of 33,138 ounces with record average grade of 7.34 g/t, up 28% year-over-year, and recovery of 86.8%
•	Record Low All-In-Sustaining Costs (“AISC”): Record low consolidated AISC per ounce sold of $908 (2016 guidance of $950 to $1,025).
•	Operating Cash Costs In-Line: Consolidated operating cash costs per ounce sold of $701 (2016 guidance of $650 to $725).
•	Fosterville Achieves Low Operating Cash Costs and AISC: Fosterville operating cash costs and AISC per ounce sold of $473 and $723 respectively.
•	Generating Free Cash Flow: Operating cash flow of $18.3 million or $0.13 per share based on basic weighted average number of shares outstanding, based on revenue of $66.1 million from 57,796 ounces sold. Free cash flow of $8.9 million based on operating cash flow less capital expenditures of $9.4 million, and after investing $3.8 million into growth programs.
•	Net Income: Net income of $6.5 million or $0.04 EPS, compared to net income of $15.7 million in Q1, 2015 or $0.13 EPS. Q1 2016 EPS reflects an increased weighted average number of shares outstanding as a result of the conversion and redemption of Debentures and the exercise of warrants during the quarter.

Douglas Forster, President & CEO, Newmarket Gold commented: “Our strong first quarter performance reflects solid consolidated gold production of 58,057 ounces, operating cash costs of $701 and record low AISC of $908 per ounce sold. Costs continue to reflect our improving consolidated grade and recovery profile, largely driven by record grade at our flagship Fosterville mine, and cost containment initiatives. With our strong first quarter performance we generated $8.9 million in free cash flow, after investing $3.8 million in growth exploration, and we increased our cash position 43% to $52.1 million further strengthening our balance sheet. With the full conversion and redemption of our convertible debentures, which eliminates interest payments of C$2.8 million per year, we ended the quarter essentially debt-free with only $1.6 million in long-term debt on the balance sheet.”

“Looking ahead, Newmarket is well positioned to achieve 2016 production and cost guidance. With a significantly higher grade profile and the commissioning of the gravity circuit at Fosterville, and improved grades and recoveries at Cosmo, we will continue to deliver positive operating results and generate significant cash flows this year. Additionally, we will continue to invest in near term exploration programs that support organic growth initiatives with the aim of adding quality ounces to support a multi-year goal of extending mine life across our operations.”

First Quarter 2016 Financial Results

Financial Results
(in thousands, except per share and per ounce amounts)	Q1 2016	Q1 2015

Revenue ($)	66,055	72,897
Cost of operations, including depletion and depreciation ($)	(48,502)	(53,135)
Mine operating income ($)	17,553	19,762
Net (loss) income ($)	6,463	15,703
Net (loss) income per share ($/share) – basic and diluted *	0.04	0.13
Cash generated from operating activities ($)	18,299	27,486
Capital investment in mine development, property, plant and equipment ($)	9,434	13,460
Average realized gold price per ounce ($)	1,139	1,185
Average quoted gold price per ounce ($)	1,183	1,218
Operating cash costs per ounce sold ($)**	701	683
All-in sustaining cash costs per ounce sold ($)**	908	938

*Pre-Transaction net (loss) income per share is presented after giving effect to the Arrangement share exchange ratio of 0.2456.

** Refer to non-IFRS measure disclosures below.

Operational Results	Q1 2016	Q1 2015
Ore Milled (t)	572,451	585,720
Grade (g/t Au)	3.63	3.58
Recovery (%)	86.8	86.4
Gold Oz Produced	58,057	59,676
Gold Oz Sold	57,796	61,294

First Quarter 2016 Review

Newmarket Gold achieved consolidated production of 58,057 ounces in Q1 2016, which included record quarterly production from the Fosterville Gold Mine of 33,138 ounces. Fosterville’s performance represented a 14% increase over Q1 2015, driven by a record mill grade of 7.34 g/t, reflecting higher grade development and stope production in the Lower Phoenix where both west and east dipping lenses are being extracted. Cosmo produced 16,340 ounces in Q1 2016, a 27% increase over Q4 2015 as a result of higher grades, reflecting a combination of mine sequencing and improved grade control, and improved mill recoveries. Production at Cosmo decreased 21% compared to the corresponding period of 2015, predominantly due to lower grades. Production at Stawell in Q1 2016 was 8,579 ounces, down 13.6% compared to the prior year, with underground ore deferred due to delays in ground support activities being replaced in the mill with lower grade oxide stockpile, resulting in a 18.3% decrease in mill grade. Consolidated gold production decreased slightly from Q1 2015, as the record production from Fosterville was offset by lower comparative production from Cosmo and Stawell.

Revenue for Q1 2016 was $66.1 million based on 57,796 gold ounces sold at an average realized gold price of $1,139 per ounce. Revenues decreased 9.4% compared to the corresponding quarter of 2015 as a result of a 3.9% lower average realized gold price, and the sale of 2,750 ounces of gold bullion in Q1 2015 which were held on the balance sheet at December 31, 2014. The lower average realized price compared to the average market price in Q1 2016 was the result of pricing of a large portion of production in the earlier part of the quarter.

Mine operating income in Q1 2016 was $17.6 million compared to $19.8 million in Q1 2015, noting that the prior period included approximately $1.0 million of operating income relating to the sale of gold bullion. Total operating expenses of $39.7 million for Q1 2016 decreased 3.9% compared to the prior year, largely reflecting the impact of a lower Australian dollar relative to the US dollar. Operating costs in Q1 2015 also reflect the carrying costs of the bullion sold in that period. Royalty expense of $0.8 million for the first quarter of 2016 increased compared to Q1 2015 due the commencement of the Stawell 1% NSR royalty as of January 1, 2016, which is held by AuRico Metals. Operating cash costs per ounce in Q1 2016 were $701 per ounce, in line with operating cash cost guidance for 2016. The increase from Q1 2015 operating cash costs of $683 reflects the impact of lower comparative grades for Cosmo and Stawell, resulting in lower production at a similar operating cost profile. Operating cash costs per ounce for Fosterville in Q1 2016 of $473 per ounce were down 12.7% compared to Q1 2015, reflecting strong grade performance.

Depletion and depreciation is down 28.7% to $7.95 million for Q1 2016, impacted by the lower Australian dollar but mainly the result of lower book values at Cosmo and a larger resource denominator for Fosterville.

Net income for the first quarter of 2016 was $6.5 million or $0.04 per share, compared to net income of $15.7 million in Q1 2015, or $0.13 per share. Per share information in the most recent quarter is reflective of the increased weighted average number of shares outstanding as a result of the conversion and redemption of Debentures and the exercise of warrants during the quarter.

Net income in Q1 2015 benefited from the sale of 2,750 ounces of gold bullion, generating mine operating income of $1.0 million. Net income for the most recent quarter includes the impact of $3.8 million of exploration and evaluation spending on growth programs, an increase of over $3 million compared to the prior year. Net income was also impacted by a $1.0 million increase in share based compensation due to the vesting of a tranche of the Company’s performance share units, as a result of the strong performance of the Company’s share price during the period. General and administrative expenses have also increased compared to Q1 2015, reflecting the increased corporate capacity as a result of Newmarket’s amalgamation with Crocodile Gold, and increased capital markets activity.

During the first quarter of 2016, the Company also recognized a deferred tax expense of $2.4 million, compared to $0.6 million in the corresponding quarter of 2015. The expense relates mainly to estimated use of non-capital losses relating to Fosterville and Stawell, as Fosterville continues to achieve record production and low cash cost results, and the Australian dollar gold price continues to remain strong.

Cash Flow

Operating cash flow in Q1 2016 was $18.3 million compared to $27.5 million in the corresponding period of 2015. Revenue in Q1 2016 was down $6.8 million from Q1 2015, which benefited from the sale of 2,750 ounces of bullion for revenue of approximately $3.3 million, and a 3.8% higher average realized gold price. Lower revenues were partially offset by a 3.9% reduction in total operating expenses. Operating cash flow in Q1 2016 also reflects exploration and growth spending of $3.8 million, an increase of over $3 million compared to Q1 2015 as the Company continues to invest in growth programs to drive near-term resource growth.

Newmarket invested $7.5 million in mine development in Q1 2016, which includes underground development and resource definition. Development was focused at Fosterville, which accounted for $6.6 million of the total expenditure. Mine development at Cosmo was comparatively low at $0.5M, with a focus on operating development in the now-accessed Mining Block 8, and also on the 640 drill drive growth development which provides a drill platform for the Sliver lode and the Eastern Lode footwall targets, in addition to grade control drilling. Total mine development was down from $11.1 million in Q1 2015, mainly due to decreased underground development at Cosmo. Property, plant and equipment expenditure in the quarter was $1.9 million, down slightly from the prior year and mainly relating to Fosterville, including approximately $0.3 million for the installation and commissioning of the gravity gold circuit to enable the optimal recovery of coarse gold.

All-in sustaining cash costs for the first quarter of 2016 were $908 per ounce, down 3.2% from $938 in Q1 2015. The higher operating cash costs per ounce due to the lower relative grade profiles at Cosmo and Stawell were offset by the lower capital expenditures and the lower average Australian dollar exchange rate. Notably the all-in sustaining cash costs per ounce for Fosterville decreased 15.8% to $723 per ounce in Q1 2016, from $859 in the corresponding period in 2015.

Net cash provided from financing activities in first quarter of 2016 of $4.3 million reflects the proceeds of $5.1 million on the exercise of 4,250,769 share purchase warrants, which had an exercise price of C$1.63 per share. Financing activity cash flow also reflected the final payment of $0.7 million in interest on the conversion and redemption of the convertible debentures.

Foreign Exchange

Newmarket Gold has generally benefited from the decrease drop in the Australian dollar exchange rate relative to the US dollar, which has markedly increased the gold price in Australian dollar terms (the functional currency of its operations) while having the effect of lowering cash costs in US dollar terms. Since January 1, 2016 to the date of this MD&A, the Australian denominated gold price, which opened the year at A$1,450, has traded at an average of approximately A$1,630 and has exceeded A$1,700 on many occasions.

The Australian dollar closed at $0.7667 on March 31, 2016, an increase of 5.2% compared to Q1 2015. The average Australian dollar exchange rate for the first quarter was $0.7211, down 8.3% compared to the same period in 2015.

Cash Position and Working Capital

At March 31, 2016, the Company had a cash balance of $52.1 million, a $15.6 million increase from the December 31, 2015 cash balance of $36.5 million. Newmarket Gold’s working capital position at the end of Q1 2016 was $38.6 million, a significant increase from $22.3 million at December 31, 2015, reflecting net free cash flow from mine operations, the receipt of proceeds on the exercise of share purchase warrants, and the reduction of current debt relating to the Debentures. With the full conversion and redemption of the convertible debentures, the Company is essentially debt-free with only $1.6 million in capital lease obligations.

Outlook 2016

In 2016, Newmarket remains an established plus 200,000 ounce gold producer well positioned to execute a strategy of both organic growth as well as growth through the consolidation of high quality gold assets in the world’s most desirable mining jurisdictions. Newmarket’s strong senior management team, proven operating team, and board of directors with tremendous industry experience, are all focused on creating substantial shareholder value through continued safe and sustainable operating performance from its three existing operations and through a disciplined approach to growth.

Production and Cash Cost Guidance for Fiscal 2016

	Fosterville	Cosmo	Stawell	Consolidated
Gold Production (ounces)	110,000 – 120,000	60,000 – 65,000	~35,000	205,000 – 220,000
Operating Cash Costs per Ounce(1)	$500 – $575	$720 - $795	$900 - $975	$650 - $725
AISC per Ounce(1)				$950 - $1,025
Sustaining Capital Expenditures ($ million)	$37.5 - $42.5	$10.0 - $12.0	$2.5 - $3.0	$50.0 - $57.5
Growth Expenditures ($ million)				$5.0 - $10.0
Corporate General and Administrative				$5.0 - $6.0
Expenses ($ million)

(1) Operating Cash Costs per ounce and AISC per ounce reflect an average Australian dollar to US dollar exchange of $0.75.

First Quarter 2016 Earnings Conference Call Details

In connection with our first quarter 2016 financial results, Douglas Forster, President and Chief Executive Officer, Robert Dufour, Chief Financial Officer, and Darren Hall, Chief Operating Officer will also host a conference call to discuss the results on Friday, April 29, 2016, at 11:00 a.m. (EDT).

Participants may listen to the call by dialing toll free 1-800-319-4610 or 1-416-915-3239 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call. International or local callers should dial 1-416-915-3239 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call.

The call will also be webcast live at http://services.choruscall.ca/links/newmarketgold20160429.html and at www.newmarketgoldinc.com in the Events and Webcast section under the Investor Relations tab.

The live audio webcast will be archived and made available for replay at www.newmarketgoldinc.com.

Presentation slides which accompany the conference call will be made available in the Investors section of the Newmarket Gold website, under Presentations, prior to the conference call.

Upcoming Events

•	May 25, 2016, Annual General Meeting, Toronto, Ontario – 4:00 p.m. EST

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
416.847.1847
llepore@newmarketgoldinc.com

Ryan King
VP, Corporate Communications
604.559.8040
rking@newmarketgoldinc.com

www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating operating cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold mineral reserves and mineral resources while maintaining the high standards that the Newmarket Gold core values represent.

NON-IFRS MEASURES

Newmarket Gold has included in this press release certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating Cash Costs per Ounce of Gold – Newmarket Gold calculates operating cash costs per ounce by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

All-In Sustaining Costs per Ounce of Gold – Newmarket Gold has adopted an all-in sustaining cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

The Company defines all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, mine exploration within the known resource, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.